Exhibit 12(a)

PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31, (a)
	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$1,335	$2,068	$2,129	$1,728	$1,406	$922
Adjustment to reflect earnings from equity method investments on a cash basis (b)	—	(1)	—	—	34	—
	1,335	2,067	2,129	1,728	1,440	922

Total fixed charges as below	459	1,054	1,095	1,096	1,065	1,022
Less:
Capitalized interest	2	11	11	11	6	4
Preferred security distributions of subsidiaries on a pre-tax basis	—	—	—	—	5	23
Interest expense and fixed charges related to discontinued operations	—	150	186	235	235	231
Total fixed charges included in Income from Continuing Operations Before Income Taxes	457	893	898	850	819	764

Total earnings	$1,792	$2,960	$3,027	$2,578	$2,259	$1,686

Fixed charges, as defined:
Interest charges (c)	$454	$1,038	$1,073	$1,058	$1,019	$955
Estimated interest component of operating rentals	5	16	22	38	41	44
Preferred security distributions of subsidiaries on a pre-tax basis	—	—	—	—	5	23

Total fixed charges (d)	$459	$1,054	$1,095	$1,096	$1,065	$1,022

Ratio of earnings to fixed charges	3.9	2.8	2.8	2.4	2.1	1.7
Ratio of earnings to combined fixed charges and preferred stock dividends (e)	3.9	2.8	2.8	2.4	2.1	1.7

(a)	Reflects PPL's Supply segment as Discontinued Operations. See Note 8 to the Financial Statements for additional information.
(b)	Includes other-than-temporary impairment loss of $25 million in 2012.
(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Interest on unrecognized tax benefits is not included in fixed charges.
(e)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.